PE 12/4/2014

Received SEC
DEC 16 2014
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14008718

NO ACT

December 16, 2014

Act: 1934
Section:
Rule: 14a-8 (005)
Public
Availability: 12-16-14

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated December 4, 2014

Dear Mr. Wirtz:

This is in response to your letter dated December 4, 2014 concerning the shareholder proposal submitted to AT&T by the UAW Retiree Medical Benefits Trust and Zevin Asset Management, LLC on behalf of William Creighton. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

December 16, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 4, 2014

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Wayne A. Wirtz
AT&T Inc.
Associate General Counsel
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

December 4, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: 2015 Annual Meeting of AT&T Inc. –
Shareholder Proposal Submitted by the UAW Retiree Medical Benefits Trust

Ladies and Gentlemen:

AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), intends to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting" and such materials, collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") submitted by the UAW Retiree Medical Benefits Trust and co-filer Zevin Asset Management on behalf of William Creighton (collectively, the "Proponents"). We have sent copies of this correspondence to the Proponents.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent is required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

THE PROPOSAL

The Proposal seeks a report regarding lobbying and sets forth the following resolution to be voted on by shareholders at the 2015 Annual Meeting:

> "**Resolved**, the shareholders of AT&T Inc. ("AT&T") request the Board authorize the preparation of a report, updated semiannually, disclosing:
>
> 1. Policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. A listing of payments used for (a) direct or indirect lobbying; or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. AT&T's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. The decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

"For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which AT&T is a member.

""Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

"The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on AT&T's website.

"Supporting Statement

"As long-term stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Corporate lobbying activities may generate significant risks to shareholder value, such as when lobbying supports positions that are misaligned with the company's business strategy or values. AT&T and other companies reliant on a positive image to attract and retain customers also bear reputational risks when corporate resources are used to support controversial issues or organizations, even if such support is unintentional.

"AT&T sits on the board of the Chamber of Commerce, which may be "the most muscular business lobby group in Washington" ("Chamber of Secrets," Economist, April 2012); however, AT&T itself does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

"AT&T spent $33.395 million in 2012 and 2013 on direct federal lobbying activities. (opensecrets.org) This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support and does not include lobbying expenditures to influence state legislation; in 2012, AT&T had over 465 lobbyists across 40 states. (classic.followthemoney.org) AT&T does not disclose its membership in tax-exempt organizations that write and endorse model legislation such as the American Legislative Exchange council, although AT&T reportedly sits on ALEC's Private Enterprise Advisory Council. We believe AT&T's ALEC membership presents reputational risks for our company. Over 90 companies, including General Electric and Sprint, have publicly left ALEC.

"We urge your support for this proposal."

A copy of the Proposal and related correspondence with the Proponents are attached to this letter as Exhibit A.

ARGUMENT

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). In addition, when the terms of a proposal, or the standard or criterion by which a company is supposed to measure its implementation of the proposal, are inconsistent or unclear and the proponent fails to provide adequate guidance as to how such inconsistencies or uncertainties should be resolved, that proposal may be excluded as vague and indefinite. *See, e.g., Newell Rubbermaid, Inc.* (Mar. 4, 2014) (proposal regarding the adoption of a bylaw that would restrict the availability of preliminary vote tallies at shareholder meetings was excludable because proposal's terms for determining when the restriction would apply were inconsistent and unclear); *Bank of America Corp.* (Mar. 12, 2013) (proposal regarding the exploration of "extraordinary transactions that could enhance stockholder value" was excludable because the definition of "extraordinary transactions" was inconsistent and unclear throughout the proposal); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal regarding formulas for short- and long-term incentive-based executive compensation was excludable because the methods of calculation provided were inconsistent with each other); *International Business Machines Corp.* (Feb. 2, 2005) (proposal regarding executive compensation was excludable because the identity of the affected executives was uncertain and subject to multiple interpretations).

Here, the key terms of the Proposal are inherently vague and inconsistent, thereby making the Proposal materially misleading because neither the shareholders voting on it nor the Company in implementing it would be able to determine with any reasonable certainty exactly what measures or actions the Proposal requires. Moreover, the Proposal fails to provide adequate guidance on how questions about the implementation of its key terms should be resolved and misleadingly suggests that the report it is asking shareholders to support will be a comprehensive picture of AT&T's lobbying activities.

In particular, the Proposal states that "[f]or purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient [of the communication, i.e., the public] to take action with respect to the legislation or regulation." On the other hand, the Proposal also states, "neither 'lobbying' nor 'grassroots lobbying communications' include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum." This exclusion from the definition of lobbying and grassroots lobbying communications renders the Proposal fundamentally vague and inconsistent.

Specifically, it is unclear how the Company could distinguish between spending on electoral politics (whether political campaigns, elections or referendums), which is the primary avenue for citizens to take action on legislative concerns and is not included in the Proposal's definition of lobbying and grassroots lobbying, from spending on issue advocacy unrelated to electoral politics. It is inescapable that certain "issues" campaigns are proxies for political campaigns and elections, and involvement in the former means involvement in the latter. For example, campaigns against a political candidate can be accomplished by proxy through attacks on legislation sponsored by and inextricably tied to that candidate. In this example, should lobbying in connection with legislation sponsored by a political candidate be viewed as influencing the general public "with respect to an election or referendum" or as participating or intervening in any political campaign, and therefore, should expenditures for such lobbying or grassroots lobbying be excluded from the report envisioned by the Proposal?

It is also inescapable that, depending on when an issue advocacy communication is aired or published and who pays for such communication, it may or may not be in connection with an election or a political campaign.[1] For example, consider a TV ad that airs during the two-week

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[1] *See, e.g.*, Peter Stone, Center for Public Integrity, "Big-money Chamber of Commerce to impact elections, mostly for GOP," Mar. 9, 2012 ("For the big-spending U.S. Chamber of Commerce, the 2012 election season began extra early with a flurry of hard-hitting issue advocacy ads in six states that included attacks on two vulnerable Democratic senators, a harbinger of the $50 million-plus drive it plans to mount this election year. To help Republicans gain control of both houses of Congress, the Chamber dropped about $2 million on issue advocacy ads late last year – in Iowa, Montana, Nevada, Ohio, Pennsylvania and Washington. In February, the pro-business behemoth poured another $10 million into ads aimed mostly at weakening Democrats and bolstering GOP members

period before Election Day that states, "U.S. Representative Jones voted 15 times against the [name your bill] costing our district thousands of jobs and hurting countless families in our district. Write to Representative Jones, and tell him to support the [name your bill]." If Representative Jones is up for re-election on Election Day, would the payments to air this TV ad be disclosed in the proposed report? The TV ad mentions nothing of an election or a referendum, but there is little question that a TV ad that is aired in close proximity to Election Day and identifies a politician by name is intended to "influence" the public with respect to the election. Should payments for this TV ad be included in the report envisioned by the Proposal? If U.S. Representative Jones were instead U.S. Senator Jones, and not up for re-election on Election Day, would that change the answer? What if the TV ad aired six months, and not two weeks, before Election Day, would that change the answer? And what if the TV ad was paid for by an organization associated with Representative Jones's opponent? Would that mean that the TV ad is part of a political campaign?

The Proposal assumes that the distinctions it makes – communications directed to the public to "encourage" them to "take action in connection with legislation or regulation," but not including communications that intervene in a political campaign or influence the public with respect to an election or referendum – are clear and capable of being implemented in a straightforward manner, but as the questions above show, they are actually vague and imprecise, and therefore, misleading. Moreover, the Proposal provides no guidance on how to apply these distinctions to real-life situations in which issue advocacy and political campaigns and elections are one and the same.[2]

Even assuming the Proposal's narrowly tailored definitions of lobbying and grassroots lobbying communications are workable and not vague, the Supporting Statement is fundamentally misleading because it suggests that the proposed report that AT&T's shareholders are being asked to support will be comprehensive in scope. According to the Supporting Statement, a report is necessary because existing public disclosures are insufficient: "AT&T itself does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying" or its "memberships in tax-exempt organizations that write and endorse model legislation"; the $33.395 million that AT&T is reported to have spent in 2012 and 2013 on direct federal lobbying activities "may not include grassroots lobbying to directly influence legislation by mobilizing public support and does not include lobbying expenditures to influence state legislation." And yet, shareholders looking for a breakdown of that $33.395 million by recipient and the amount of payment would likely be surprised by a report that implements what the Proposal asks for. Once "efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum" are excluded from the Proposal's definition of lobbying and grassroots lobbying communications, what's left over is very slim – basically, encouraging the public to contact

---

in eight Senate and 12 House contests."), available at http://www.mcclatchydc.com/2012/03/09/141239/big-money-chamber-of-commerce.html.

[2] *See id.* (illustrating the false distinction, in many instances, between issue advocacy on the one hand and political campaigns and elections on the other).

existing lawmakers, in a non-election year, to get them to support, or not support, a particular bill.

Indeed, there are few lobbying organizations that refrain from "efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum," as issue advocacy tends to be more effective when combined with electoral politics. For example, given the references in the Supporting Statement to the Chamber of Commerce's lobbying activities, AT&T shareholders would likely expect that the proposed report that they are being asked to support would include AT&T's contributions to the Chamber of Commerce. In view of the Chamber's so-called "muscular" lobbying efforts, which, as reported,[3] combine issue advocacy with electoral politics, the amount of money given to the Chamber by AT&T that is actually spent on "lobbying" and "grassroots lobbying," using the definitions contained in the Proposal, is likely to be a very small proportion of the overall amount given to the Chamber. And thus, the report that the Proposal is asking shareholders to support will likely underreport AT&T's overall lobbying activity – a far cry from the "transparency" and "accountability" that the Proposal promises to shareholders.

Because the key terms of the Proposal are inherently vague, neither the Company nor the shareholders voting on the Proposal "would be able to determine with any reasonable certainty exactly what actions or measures" would be required were the Proposal to pass. In turn, because of these fundamental indeterminacies, it is quite possible that any report issued to implement the Proposal would differ significantly "from the actions envisioned by the shareholders voting on the proposal." Finally, because of the Proposal's narrow definition of lobbying and grassroots lobbying communications, the Supporting Statement misleadingly suggests that any report issued to implement the Proposal will provide a comprehensive picture of AT&T's lobbying and grassroots lobbying activity. The Proposal, therefore, should be excluded on the basis that it is materially misleading.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Sincerely,

[3] *See id.* ("For the big-spending U.S. Chamber of Commerce, the 2012 election season began extra early with a flurry of hard-hitting issue advocacy ads in six states that included attacks on two vulnerable Democratic senators, a harbinger of the $50 million-plus drive it plans to mount this election year.").

Enc.

cc: Meredith Miller, Chief Corporate Governance Officer, UAW Retiree Medical Benefits Trust (mamiller@rhac.com)
Sonia Kowal, President, Zevin Asset Management, LLC (sonia@zevin.com)

UAW RETIREE
Medical Benefits Trust

EXHIBIT A

RECEIVED

NOV 06 2014

CORPORATE
SECRETARY'S OFFICE

November 5, 2014

Ms. Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in AT&T Inc.'s (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

The Trust is filing the attached proposal due to the close proximity of the filing deadline; however, we welcome a dialogue with the Company on the issues raised herein. Please contact me at (734) 887-4964 or via email at mamiller@rhac.com at any time if you have any questions or would like to set up a call.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Enclosure

110 Miller Avenue Suite 100, Ann Arbor MI 48104
Tel 734 921 5731 • Fax: 734 929 5859

Resolved, the shareholders of AT&T Inc. ("AT&T") request the Board authorize the preparation of a report, updated semiannually, disclosing:

1. Policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. A listing of payments used for (a) direct or indirect lobbying; or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. AT&T's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. The decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which AT&T is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on AT&T's website.

Supporting Statement

As long-term stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Corporate lobbying activities may generate significant risks to shareholder value, such as when lobbying supports positions that are misaligned with the company's business strategy or values. AT&T and other companies reliant on a positive image to attract and retain customers also bear reputational risks when corporate resources are used to support controversial issues or organizations, even if such support is unintentional.

AT&T sits on the board of the Chamber of Commerce, which may be "the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 2012); however, AT&T itself does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

AT&T spent $33.395 million in 2012 and 2013 on direct federal lobbying activities. (opensecrets.org) This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support and does not include lobbying expenditures to influence state legislation; in 2012, AT&T had over 465 lobbyists across 40 states. (classic.followthemoney.org) AT&T does not disclose its membership in tax-exempt organizations that write and endorse model legislation such as the American Legislative Exchange Council, although AT&T reportedly sits on ALEC's Private Enterprise Advisory Council. We believe AT&T's ALEC membership presents reputational risks for our company. Over 90 companies, including General Electric and Sprint, have publicly left ALEC.

We urge your support for this proposal.

RECEIVED

NOV 07 2014

CORPORATE SECRETARY'S OFFICE

DATE: November 6, 2014

Ms. Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Re: Shareholder Proposal Record Letter for AT&T (CUSIP 00206R102)

Dear Ms. Effinger Meuleman,

State Street Bank and Trust Company is custodian for **2,083,420.00 shares of AT&T Inc.** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through November 5, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Daniel N. Sacramone
Officer
State Street Bank and Trust Company

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 6, 2014

RECEIVED

NOV 10 2014

CORPORATE
SECRETARY'S OFFICE

Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Corporate Secretary,

Enclosed please find our letter co-filing the lobbying reporting proposal to be included in the proxy statement of AT&T Inc. (the "Company") for its 2015 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about lobbying initiatives by the Company that influence legislation and regulation and thus are co-filing a proposal to see information about your lobbying policies and practices and to encourage best practices disclosure in this public policy arena. We believe it is in the best interests of shareholders for companies to be transparent with respect to lobbying expenditures, policy positions and oversight mechanisms. This includes both direct and indirect lobbying, including through trade associations, as well as grassroots lobbying communications.

We are filing a shareholder resolution on behalf of one of our clients, William Creighton (the Proponent), who has continuously held, for at least one year of the date hereof, 400 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed. Zevin Asset Management intends to continue to hold such shares on behalf of its client through the date of the Company's 2015 annual meeting of stockholders. Zevin Asset Management is a co- filer for this proposal, the lead filer is the UAW Retiree Medical Benefits Trust. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management, LLC welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742 6660 • invest@zevin.com

Resolved, the shareholders of AT&T Inc. ("AT&T") request the Board authorize the preparation of a report, updated semiannually, disclosing:

1. Policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. A listing of payments used for (a) direct or indirect lobbying; or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. AT&T's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. The decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which AT&T is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on AT&T's website.

Supporting Statement

As long-term stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Corporate lobbying activities may generate significant risks to shareholder value, such as when lobbying supports positions that are misaligned with the company's business strategy or values. AT&T and other companies reliant on a positive image to attract and retain customers also bear reputational risks when corporate resources are used to support controversial issues or organizations, even if such support is unintentional.

AT&T sits on the board of the Chamber of Commerce, which may be "the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 2012); however, AT&T itself does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

AT&T spent $33.395 million in 2012 and 2013 on direct federal lobbying activities. (opensecrets.org) This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support and does not include lobbying expenditures to influence state legislation; in 2012, AT&T had over 465 lobbyists across 40 states. (classic.followthemoney.org) AT&T does not disclose its membership in tax-exempt organizations that write and endorse model legislation such as the American Legislative Exchange Council, although AT&T reportedly sits on ALEC's Private Enterprise Advisory Council. We believe AT&T's ALEC membership presents reputational risks for our company. Over 90 companies, including General Electric and Sprint, have publicly left ALEC.

We urge your support for this proposal.

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 6, 2013

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of AT&T from William Creighton. Zevin Asset Management, LLC is the investment advisor to William Creighton and co-filed a share holder resolution on sustainability reporting on William Creighton's behalf.

This letter serves as confirmation that William Creighton is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 6, 2014

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 400 shares of common stock in AT&T (T) owned by William Creighton.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of AT&T and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that William Creighton is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to William Creighton and is planning to co-file a shareholder resolution on William Creighton's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President Investments